BluePhoenix Successfully Reaches Final Stage of Major Legacy Application Migration Project at the Los Angeles County Employees Retirement Association

Using the VSAM Version of the Automated BluePhoenixTM DBMSMigrator Tool

Cary, NC and Herzlia, Israel - February 17, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that after successfully completing the first two stages of converting the IRIS system (Integrated Retirement Information System) at the Los Angeles County Employees Retirement Association (LACERA), it has started the third and final phase.

This project started with a detailed planning period during which the BluePhoenixTM IT Discovery tool was used to perform comprehensive impact analyses. Following the analysis, the batch part of the IRIS software inventory was migrated from COBOL/VSAM to COBOL/DB2 using the automated BluePhoenixTM DBMSMigrator tool.

The first step of converting LACERA's online Millennium system to COBOL/CICS/DB2 was then successfully completed using the same DBMSMigrator software tool. This proved once again the ability of BluePhoenix to quickly adapt its DBMSMigrator tool to new environments - this time to Millennium. The last stage of the project will deal with a different set of screens that will also be converted to COBOL/CICS/DB2.

"We decided to modernize our legacy applications in order to improve production efficiency and reduce maintenance and operating costs. Conversion of our Millennium-based programs, most written in the 1980s, was a particular challenge due to the proprietary nature of the software and the lack of a GUI development component," said Robert Whitten, Chief Technology Officer at LACERA. "Our work with BluePhoenix and their team so far assures us that we will meet our objectives on time and within budget.  Additionally, our day-to-day work has not been interrupted as we continue to modify our code base as necessary during the conversion process."

"BluePhoenix produced optimal results for LACERA by using a combination of our automated software tools and proven Modernization methodology," added Eran Frank, vice president of business development at BluePhoenix Solutions. "The process of migrating the IRIS VSAM- based system was very efficient thanks to our repository driven and rule-based software tools."

About LACERA

One of the largest county retirement associations in the U.S. with over 140,000 members, LACERA administers and manages the retirement fund for the County of Los Angeles. They have been providing retirement, disability, and death benefits to eligible County employees, retirees, and their beneficiaries since 1938 and administering a healthcare benefits program since 1971.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services, (including technology for Understanding, Migration, Transformation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact

Tamar Belkin

Director of Marketing

BluePhoenix Solutions

(919) 319-2270

tbelkin@bphx.com